UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number 001-38370

CollPlant Biotechnologies Ltd.

(Exact name of registrant as specified in its charter)

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

The text under the headings “Second Quarter 2021 Financial Results on US GAAP basis”, “Second Quarter 2021 Financial Results on Non-US GAAP Basis”, the accompanying consolidated financial statements and “Forward Looking Statements” of the press release attached to this Form 6-K as Exhibit 99.1, and the first paragraph and “Forward Looking Statements” of the press release attached to this Form 6-K as Exhibit 99.4, are hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-229163) and Form F-3 (File No. 333-229486, 333-228054 and 333-238731), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On August 19, 2021, CollPlant Biotechnologies Ltd. (the “Company”) issued a press release entitled “CollPlant Biotechnologies Reports Second Quarter (Q2) 2021 Financial Results”. In addition, on the same day, the Company issued condensed consolidated interim financial statements (unaudited) as of June 30, 2021 together with the Company’s Operating and Financial Review and Prospects for the same period.

In addition, attached hereto as Exhibit 99.4 and incorporated by reference herein is a press release issued by the Registrant entitled “CollPlant Appoints Medical Aesthetics Veteran Alisa Lask to Board of Directors”.

Attached hereto and incorporated by reference herein are the following exhibits:

99.1	Press Release, dated August 19, 2021.

99.2	Condensed Consolidated Interim Financial Statements (unaudited) as of June 30, 2021.

99.3	Operating and Financial Review and Prospects as of June 30, 2021.

99.4	Press Release, dated August 19, 2021.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT BIOTECHNOLOGIES LTD.

Date: August 19, 2021	By:	/s/ Eran Rotem
		Name:	Eran Rotem
		Title:	Deputy CEO and Chief Financial Officer

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